ABEONA THERAPEUTICS INC.

6555 Carnegie Avenue, 4th Floor

Cleveland, OH 44103

June 17, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Abeona Therapeutics Inc.
Registration Statement on Form S-3
File No. 333-280134

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Abeona Therapeutics Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 (as amended to date, the “Registration Statement”) be accelerated to June 20, 2024 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Please confirm that the Registration Statement has been declared effective by telephoning Sean Ewen, Esq. of Willkie Farr & Gallagher LLP at (212) 728-8867. Comments with respect to this request may be directed to Mr. Ewen by telephone or facsimile at (212) 728-8867.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

ABEONA THERAPEUTICS INC.

By:	/s/ Joseph Vazzano
Name:	Joseph Vazzano
Title:	Chief Financial Officer
cc:	Sean Ewen, Esq.